SL Science Holding Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Space Acquisition II Corp.

Commission File No.: 333-292214-01

Date: February 6, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 6, 2026

HORIZON SPACE ACQUISITION II CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42406	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1412 Broadway
21st Floor, Suite 21V
New York, NY 10018
(Address of principal executive offices)

Tel: (646) 257-5537
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one ordinary share, $0.0001 par value, and one Right to acquire one-tenth of one ordinary share	HSPTU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share	HSPT	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-tenth of one ordinary share	HSPTR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

Additional Definitive Proxy Solicitation Materials

On January 13, 2026, Horizon Space Acquisition II Corp. (“HSPT”) filed a definitive proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (as amended and supplemented, the “Definitive Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) for the solicitation of proxies in connection with an extraordinary general meeting (the “Business Combination Meeting”) of HSPT’s shareholders to be held on February 12, 2026 in connection with the proposed business combination (the “Business Combination”) between HSPT and SL BIO Ltd., a Cayman Islands exempted company limited by shares (“SL Bio”).

In connection with the Business Combination Meeting, HSPT has determined to supplement the Definitive Proxy Statement as follows:

Additional Independent Director Nominees of the Combined Entity Following the Business Combination

In addition to the persons currently disclosed in the Definitive Proxy Statement that are anticipated to become the directors and executive officers of SL Science Holding Limited, a Cayman Islands exempted company limited by shares and the combined entity following the Business Combination (“PubCo”), the following persons will be added as independent nominees of PubCo following the Business Combination:

Joseph Levinson. Mr. Levinson has over 25 years of experience managing cross-border issues for U.S.-listed foreign companies, as well as experience in accounting. From January 2025 to July 2025, Mr. Levinson served as an independent director of Robo.ai Inc., formerly known as NWTN Inc. (Nasdaq: AIIO), a company in the electric vehicle industry. From May 2020 to September 2021, he served as an independent director of China Liberal Education Holdings Ltd. (Nasdaq: CLEU), an educational service provider. Mr. Levinson worked for firms such as KPMG and Deloitte & Touche early in his career. Mr. Levinson received a bachelor’s degree from the University at Buffalo with a double major in finance and accounting, graduating summa cum laude, and he holds a United States Certified Public Accountant license for more than 25 years. He is qualified to serve as a director due to his accounting and public company experience.

Qian (Hebe) Xu. Ms. Xu has served as HSPT’s independent director since November 2024.  She has more than 15 years’ experience in the financial markets as an investment banker, specializing in US-China cross border transactions. Ms. Xu also serves as an Independent Director of Hongli Group Inc. (Nasdaq: HLP), a position held since 2023. Since October 2018, Ms. Xu has served as the founder of HB International Consulting LLC, a firm providing business consulting and financial advisory services. From November 2008 to October 2018, Ms. Xu worked at TriPoint Global Equities LLC, an investment banking firm, as an Analyst (November 2008 to April 2013), as Vice President of investment banking (from April 2013 to May 2017) and the Senior Vice President (from May 2017 to October 2018), leading effort of the US-China cross border investment, mergers & acquisitions, and initial public offerings. Ms. Xu received her Bachelor’s degree in Telecommunication Engineering from Sun Yat-Sen (Zhongshan) University in 2004 and a Master’s degree in Economics from New York University in 2009.

Neither Joseph Levinson nor Qian (Hebe) Xu will serve as a member of PubCo’s board committees.

Accordingly, the persons that are anticipated to become the directors and executive officers of PubCo following the Business Combination are updated and set forth as follows:

Name	Age	Position
William Wang Ching-Dong	54	Chief Executive Officer, Director, and Chairman of Board
Ray Leung	44	Chief Financial Officer
Johnson Lau	52	Vice President of Finance
Ethan Shen, Ph.D.	48	Chief Technology Officer and Director
Kwo-Liang Chen	65	Independent Director Nominee
Mingche Liu, M.D., Ph.D.	52	Independent Director Nominee
John C. General	63	Independent Director Nominee
Joseph Levinson	49	Independent Director Nominee
Qian (Hebe) Xu	43	Independent Director Nominee

As already disclosed in the Definitive Proxy Statement, following the closing of the Business Combination, PubCo expects its executive compensation program to reflect SL Bio’s compensation policies and philosophies, as they may be modified and updated from time to time. Following the closing of the Business Combination, PubCo expects that decisions with respect to the compensation of its executive officers, including the named executive officers, will be made by the compensation committee of PubCo’s board of directors. PubCo’s non-executive independent directors will be entitled to compensations commensurate with their respective duties and experience, including annual or monthly cash retainer, reimbursement of reasonable expenses incurred in relation to the performance of their duties, and, with respect to certain independent directors, equity-based awards pursuant to an equity compensation plan to be adopted following the consummation of the Business Combination.

Updated Beneficial Ownership of PubCo Ordinary Shares Immediately Following the Consummation of the Business Combination

As a result of the newly added independent director nominees, the beneficial ownership table disclosed in the section titled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” of the Definitive Proxy Statement regarding the expected beneficial ownership of PubCo Ordinary Shares immediately following the consummation of the Business Combination is updated as follows (assuming there would be 566,591,350 PubCo Ordinary Shares issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 559,956,923 PubCo Ordinary Shares issued and outstanding immediately following the consummation of the Business Combination in the “maximum redemption” scenario):

Ordinary Shares Beneficially Owned Immediately After Closing of the Business Combination
		Assuming No Redemption	Assuming Maximum Redemption
	Number of PubCo Ordinary Shares	% of PubCo Voting Power	% of PubCo Voting Power
Directors Nominees and Executive Officers(1)
William Wang(3)	333,832,129	58.9%	59.6%
Ray Leung	—	—	—
Johnson Lau	—	—	—
Ethan Shen, Ph.D.	—	—	—
Kwo-Liang Chen	—	—	—
Mingche Liu, M.D., Ph.D.	—	—	—
John C. General	—	—	—
Joseph Levinson	—	—	—
Qian (Hebe) Xu (2)	20,000	*	*
All Director Nominees and Executive Officers as a Group	333,852,129	58.9%	59.6%
5.0% Shareholders
SL Link Holding Ltd.(3)	333,832,129	58.9%	59.6%

Notes:

*	Representing less than 1%.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o SL Science Holding Limited, 11th Floor, No. 479 Chongyang Road, Nangang District, Taipei, Taiwan R.O.C. 115010.

(2)	Converted from 20,000 founder shares of HSPT held by Qian (Hebe) Xu.

(3)	Following the consummation of the Business Combination, Mr. Wang’s equity interest in the PubCo will be beneficially owned through (i) SL Link Holding Ltd., a company incorporated in the Cayman Islands which is owned equally by Mr. Wang and his spouse and (ii) SL Link Co., Ltd., a company incorporated in Taiwan and controlled by Mr. Wang. On January 5, 2026, SL Link Co., Ltd. and an individual shareholder of SL Bio entered into a securities transfer agreement, pursuant to which the individual shareholder sold 30,000 ordinary shares of par value $0.1 each of SL Bio to SL Link Co., Ltd. at a purchase price of US$66.67 per share. Upon consummation of the Business Combination, Mr. Wang will be the beneficial owner of 329,286,823 PubCo Ordinary Shares through SL Link Holding Ltd. and 4,545,306 PubCo Ordinary Shares through SL Link Co., Ltd.

No Change to Meeting Schedule

There is no change to the meeting time, the redemption deadline, the location, the record date, the purpose or any of the proposals to be acted upon at the Business Combination Meeting. The meeting time of the Business Combination Meeting remains at 9:00 a.m. Eastern Time, February 12, 2026, and the redemption deadline in connection with the Business Combination Meeting remains at 5:00 p.m. Eastern Time, February 10, 2026. The physical location of the Business Combination Meeting remains at the offices of Robinson & Cole LLP, 666 Third Avenue, 20th Floor, New York, NY 10017, and virtually via teleconference using the dial-in information: +1 813-308-9980 (Access Code: 173547). The record date for determining the Company’s shareholders entitled to receive notice of and to vote at the Business Combination Meeting remains the close of business on December 29, 2025 (the “Record Date”). Shareholders as of the Record Date can vote, even if they have subsequently sold their shares. Shareholders who have previously submitted their proxies or otherwise voted and who do not want to change their vote need not take any action. Shareholders who have not yet done so are encouraged to vote as soon as possible.

If you have questions regarding the certification of your position or delivery of your shares, please contact:

VStock Transfer, LLC
18 Lafayette Place, Woodmere,
New York 11598
Email: action@vstocktransfer.com
Attn: Action Team

HSPT’s shareholders who have questions regarding the Business Combination Meeting or the impact on the votes casted, or would like to request documents may contact HSPT’s proxy solicitor, Advantage Proxy, Inc., at (877) 870-8565, or banks and brokers can call (206) 870-8565, or by email at ksmith@advantageproxy.com.

Forward-Looking Statements

This Current Report on Form 8-K includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding the advantages and expected growth of the combined company, the cash position of the combined company following the closing, the ability of HSPT and SL Bio to consummate the proposed Business Combination and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in HSPT’s Annual Report on Form 10-K filed with the SEC on March 27, 2025 (the “Form 10-K”), HSPT’s final prospectus dated November 14, 2024 filed with the SEC (the “Final Prospectus”) related to its initial public offering, the Definitive Proxy Statement dated January 13, 2026 filed with the SEC and the amendments and supplements thereto in connection with the Business Combination, and in other documents filed by HSPT with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: SL Bio’s or the combined company’s limited operating history; the ability of SL Bio or the combined company to identify and integrate acquisitions; general economic and market conditions impacting demand for the products of SL Bio or the combined company; the inability to complete the proposed Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by HSPT’s shareholders; the ability to meet stock exchange’s listing standards following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; and such other risks and uncertainties as are discussed in the Form 10-K, the Final Prospectus and Definitive Proxy Statement and the amendments and supplements thereto. Other factors include the possibility that the proposed Business Combination do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

SL Bio, PubCo and HSPT each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of SL Bio, PubCo or HSPT with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed Business Combination, PubCo has filed with the SEC the registration statement on Form F-4 (the “Registration Statement”), which includes the Definitive Proxy Statement containing information about the proposed Business Combination. The Registration Statement was declared effective on January 13, 2026, and the Definitive Proxy Statement is first being mailed to HSPT’s shareholders as of the Record Date established for voting on the proposed Business Combination on or about January 13, 2026.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of HSPT will also be able to obtain copies of the Definitive Proxy Statement without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PubCo, SL Bio, HSPT and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from HSPT’s shareholders with respect to the proposed Business Combination. Information regarding HSPT’s directors and executive officers is available in HSPT’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise are contained in the Definitive Proxy Statement.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Form of Director Offer Letter.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Horizon Space Acquisition II Corp.

By:	/s/ Mingyu (Michael) Li
Name:	Mingyu (Michael) Li
Title:	Chief Executive Officer

Date: February 6, 2026

Exhibit 10.1

SL SCIENCE HOLDING LIMITED

11th Floor, No. 479 Chongyang Road

Nangang District, Taipei, Taiwan R.O.C. 115010

[Date]

[Director Name]

[Director Address]

Re: Director Offer Letter

Dear [                   ]:

SL Science Holding Limited (the “Company”) thanks you in advance for providing your service as a member of its board of directors (the “Board”). We believe that your background and experience will be a significant asset to the Company, and we look forward to your participation on the Board. This letter agreement (this “Agreement”) shall constitute an agreement between you and the Company, effective as of the date of this Agreement (the “Effective Date”), and contains all the terms and conditions relating to the services that you agree to provide to the Company.

1. Term. This Agreement is effective as of Effective Date. Your initial term as director following entry into this Agreement shall commence upon you being elected to the Board. Subject to the memorandum and articles of association of the Company, as amended, and the provisions in Section 8 below, your term as director shall continue until your successor is duly elected and qualified. The position shall be up for re-election each year at the Company’s annual meeting of stockholders and upon re-election the terms and provisions of this Agreement shall remain in full force and effect.

2. Services. You shall render services as a member of the Board[ and as a member or chair of one or more committees of the Board] (hereinafter your “Duties”). During the term of this Agreement, you shall attend and participate in such number of meetings of the Board and any committees on which you serve as a member or chair as regularly or specially called. You may attend and participate at each such meeting, via teleconference, video conference or in person. You shall consult with the other members of the Board as necessary via telephone, electronic mail, or other forms of correspondence.

3. Services for Others. You shall be free to represent or perform services for other persons during the term of this Agreement. However, you agree that you do not presently perform and do not intend to perform, during the term of this Agreement, similar Duties, consulting or other services for companies whose businesses are or would be, in any way, competitive with the Company (except for companies previously disclosed by you to the Company in writing). Should you propose to perform similar Duties, consulting or other services for any such company, you agree to notify the Company in writing in advance (specifying the name of the organization for whom you propose to perform such services) and to provide information to the Company sufficient to allow it to determine if the performance of such services would conflict with areas of interest to the Company.

4. Compensation. Assuming your material compliance with the terms of this Agreement, compensation for your services to the Company shall be as described in this section.

a. You will receive a $[              ] cash fee [per annum, payable in equal quarterly installments, ]in arrears, subject to your continuing service as a member of the Board, with quarterly payments.

b. You shall be reimbursed for reasonable expenses incurred by you in connection with the performance of your Duties (including travel expenses for in-person meetings).

[c. You will initially be granted $[          ] of ordinary shares of the Company pursuant to an equity compensation plan to be adopted following the listing of the Company’s securities on the Nasdaq Stock Market LLC or another U.S. national stock exchange.]

5. No Assignment. Because of the personal nature of the services to be rendered by you, this Agreement may not be assigned by you without the prior written consent of the Company.

6. Confidential Information; Non-Disclosure. In consideration for your access to certain Confidential Information (as defined below) of the Company, in connection with your business relationship with the Company, you hereby represent and agree as follows:

a. Definition. For purposes of this Agreement the term “Confidential Information” means:

i. Any information which the Company possesses that has been created, discovered, or developed by or for the Company, and which has or could have commercial value or utility in the business in which the Company is engaged;

ii. Any information which is related to the business of the Company and is generally not known by non-Company personnel; or

iii. Confidential Information includes, without limitation, trade secrets and any information concerning products, processes, formulas, designs, inventions (whether or not patentable or registrable under copyright or similar laws, and whether or not reduced to practice), discoveries, concepts, ideas, improvements, techniques, methods, research, development and test results, specifications, data, know-how, software, formats, marketing plans, and analyses, business plans and analyses, strategies, forecasts, customer and supplier identities, characteristics and agreements.

b. Exclusions. Notwithstanding the foregoing, the term Confidential Information shall not include:

i. Any information which is, or otherwise becomes, generally available to the public other than as a result of a breach of the confidentiality portions of this Agreement, or any other agreement requiring confidentiality between the Company and you;

ii. Information received from a third party in rightful possession of such information who is not restricted from disclosing such information; and

iii. Information known by you prior to receipt of such information from the Company, which prior knowledge can be documented.

c. Documents. You agree that, without the express written consent of the Company, you will not remove from the Company’s premises any notes, formulas, programs, data, records, machines or any other documents or items which in any manner contain or constitute Confidential Information, nor will you make reproductions or copies of same. You shall promptly return any such documents or items, along with any reproductions or copies to the Company upon the Company’s demand, upon termination of this Agreement, or upon your termination or Resignation, as defined in Section 8 herein.

d. Confidentiality. You agree that you will hold in trust and confidence all Confidential Information and will not disclose to others, directly or indirectly, any Confidential Information or anything relating to such information without the prior written consent of the Company, except as may be necessary in the course of your business relationship with the Company. You further agree that you will not use any Confidential Information without the prior written consent of the Company, except as may be necessary in the course of your business relationship with the Company, and that the provisions of this paragraph (d) shall survive termination of this Agreement.

e. Ownership. You agree that the Company shall own all right, title, and interest (including patent rights, copyrights, trade secret rights, mask work rights, trademark rights, and all other intellectual and industrial property rights of any sort throughout the world) relating to any and all inventions (whether or not patentable), works of authorship, mask works, designations, designs, know-how, ideas and information made or conceived or reduced to practice, in whole or in part, by you during the term of this Agreement and that arise out of your Duties (collectively, “Inventions”) and you will promptly disclose and provide all Inventions to the Company. You agree to assist the Company, at its expense, to further evidence, record and perfect such assignments, and to perfect, obtain, maintain, enforce, and defend any rights assigned.

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7. Non-Solicitation. During the term of your appointment, you shall not directly or indirectly solicit for employment any employee of the Company with whom you have had contact due to your appointment.

8. Termination and Resignation. Your membership on the Board may be terminated for any or no reason by a vote of the stockholders holding at least a majority of the shares of the Company’s issued and outstanding shares entitled to vote. Your membership on the Board may also be terminated for any or no reason at any meeting of the Board or by written consent of a majority of the Board at any time, or if you have been declared incompetent by an order of a court of competent jurisdiction or convicted of a felony. You may also terminate your membership on the Board for any or no reason by delivering your written notice of resignation to the Company (“Resignation”), and such Resignation shall be effective upon the time specified therein or, if no time is specified, upon receipt of the notice of Resignation by the Company. Upon the effective date of the termination or Resignation, your right to compensation hereunder will terminate subject to the Company’s obligations to pay you any compensation that you have already earned and to reimburse you for approved expenses already incurred in connection with your performance of your Duties as of the effective date of such termination or Resignation.

9. Governing Law. All questions with respect to the construction and/or enforcement of this Agreement, and the rights and obligations of the parties hereunder, shall be determined in accordance with the internal laws of the State of New York without regard to conflict of laws provisions therein.

10. Entire Agreement; Amendment; Waiver; Counterparts. This Agreement expresses the entire understanding with respect to the subject matter hereof and supersedes and terminates any prior oral or written agreements with respect to the subject matter hereof. Any term of this Agreement may be amended and observance of any term of this Agreement may be waived only with the written consent of the parties hereto. Waiver of any term or condition of this Agreement by any party shall not be construed as a waiver of any subsequent breach or failure of the same term or condition or waiver of any other term or condition of this Agreement. The failure of any party at any time to require performance by any other party of any provision of this Agreement shall not affect the right of any such party to require future performance of such provision or any other provision of this Agreement. This Agreement may be executed in separate counterparts each of which will be an original and all of which taken together will constitute one and the same agreement, and may be executed using facsimiles of signatures, and a facsimile of a signature shall be deemed to be the same, and equally enforceable, as an original of such signature.

11. Indemnification. The Company shall, to the maximum extent provided under applicable law, indemnify and hold you harmless from and against any expenses, including reasonable attorney’s fees, judgments, fines, settlements and other legally permissible amounts (“Losses”), incurred in connection with any proceeding arising out of, or related to, your performance of your Duties, other than any such Losses incurred as a result of your negligence or willful misconduct. The Company shall advance to you any expenses, including reasonable attorneys’ fees and costs of settlement, incurred in defending any such proceeding to the maximum extent permitted by applicable law. Such costs and expenses incurred by you in defense of any such proceeding shall be paid by the Company in advance of the final disposition of such proceeding promptly upon receipt by the Company of (a) written request for payment; (b) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought; and (c) an undertaking adequate under applicable law made by or on your behalf to repay the amounts so advanced if it shall ultimately be determined pursuant to any non-appealable judgment or settlement that you are not entitled to be indemnified by the Company.

12. Not an Employment Agreement. This Agreement is not an employment agreement and shall not be construed or interpreted to create any right of or for you as an employee of the Company.

13. Acknowledgement. You accept this Agreement subject to the terms and provisions of this Agreement. You agree to accept as binding, conclusive and final all decisions or interpretations of the Board of the Company regarding any questions arising under this Agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

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This Agreement has been executed and delivered by the undersigned and is made effective as of the date set first set forth above.

Sincerely,

SL Science Holding Limited

By:
Name:	Wang Ching-Dong
Title:	Chief Executive Officer

AGREED AND ACCEPTED:

Name:

[Signature Page to Director Offer Letter]